FILE NO. 5-44017
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                            AMENDMENT NO. 2

                                  TO

                            SCHEDULE 14D-1

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                OF THE SECURITIES EXCHANGE ACT OF 1934

                            ---------------


                      DEFLECTA-SHIELD CORPORATION
                       (Name of Subject Company)

                   ZEPHYROS ACQUISITION CORPORATION
                   LUND INTERNATIONAL HOLDINGS, INC.
                               (Bidders)

                            ---------------


                COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    (Title of Class of Securities)


                               244764106
                 (CUSIP Number of Class of Securities)

                            ---------------


                          WILLIAM J. MCMAHON
                               PRESIDENT
                   LUND INTERNATIONAL HOLDINGS, INC.
                          911 LUND BOULEVARD
                        ANOKA, MINNESOTA 55303
                            (612) 576-4200
                (Name, Address and Telephone Number of
 Person Authorized to Receive Notices and Communications on Behalf of
                                Bidder)

                               Copy to:

                          LEONARD GUBAR, ESQ.
                           REID & PRIEST LLP
                          40 WEST 57TH STREET
                       NEW YORK, NEW YORK 10019
                            (212) 603-2000

                            SCHEDULE 14D-1
CUSIP NO. 244764106

-----------------------------------------------------------------------

1.   Name of Reporting Person

     Zephyros Acquisition Corporation

     S.S. or I.R.S. Identification Nos. of Above Persons


----------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group           (a) |_|

                                                                (b) |_|

----------------------------------------------------------------------

3.   SEC Use Only


----------------------------------------------------------------------

4.   Source of Funds

     AF

----------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant

     to Items 2(e) or 2(f)                                         |_|

----------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware

----------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,742,411 Shares of Common Stock

----------------------------------------------------------------------

8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain

     Shares                                                        |_|

----------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row (7)

     98.8%

----------------------------------------------------------------------

10.  Type of Reporting Person

     CO

----------------------------------------------------------------------

                            SCHEDULE 14D-1
CUSIP NO. 244764106

----------------------------------------------------------------------

1.   Name of Reporting Person

     Lund International Holdings, Inc.

     S.S. or I.R.S. Identification Nos. of Above Persons

     41-1568618

----------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group          (a) |_|

                                                               (b) |_|

----------------------------------------------------------------------

3.   SEC Use Only


----------------------------------------------------------------------

4.   Source of Funds

     WC and BK

----------------------------------------------------------------------

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant

     to Items 2(e) or 2(f)                                        |_|

----------------------------------------------------------------------

6.    Citizenship or Place of Organization

      Delaware

----------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,742,411 Shares of Common Stock

----------------------------------------------------------------------

8.   Check Box if the Aggregate Amount in Row (7) Excludes

     Certain Shares                                                 |_|

----------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row (7)

     98.8%

----------------------------------------------------------------------

10.  Type of Reporting Person

     CO

----------------------------------------------------------------------

     This Amendment No. 2 dated December 30, 1997 to the Tender Offer Statement on Schedule 14D-1 dated November 28, 1997, as amended (the "Schedule 14D-1"), relates to the offer by Zephyros Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lund International Holdings, Inc. (the "Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Deflecta-Shield Corporation, a Delaware corporation (the "Company"), at $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together, as amended and supplemented, constitute the "Offer").

     Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 5(C). PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
           BIDDER.

     Item 5 is hereby amended and supplemented by adding the following:

     Pursuant to the terms of the Merger Agreement, effective December 30, 1997, the Board of Directors of the Company was reconstituted and is now comprised of the following six persons: Ira D. Kleiman, William
J. McMahon, Robert R. Schoeberl and Dennis Vollmershausen (each being a designee of the Parent), and Mark C. Mamolen and Charles S. Meyer (each being a designee of the Company). Effective December 30, 1997, William V. Glastris, Jr., Ronald C. Katy, Russell E. Stubbings and Douglas T. Mergenthaler resigned as members of the Board of Directors of the Company.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by adding the following:

      At 12:00 midnight, New York City time, on December 29, 1997, the Offer expired. Based on information provided by the Depositary, 4,742,411 Shares (which includes 34,309 Shares delivered pursuant to the Guaranteed Delivery procedures), or approximately 98.8% of the outstanding Shares of Common Stock of the Company, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Shares. The Shares tendered, together with all other Shares of Common Stock of the Company beneficially owned by the Parent, represent approximately 98.8% of the issued and outstanding Shares of Common Stock of the Company.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby amended and supplemented by adding the following:

     By executing the Letter of Transmittal, each tendering stockholder of the Company has appointed designees of the Parent and the Purchaser as such stockholder's proxies with respect to the tendered Shares. All such proxies became effective as of the Purchaser's acceptance for payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997


                                   ZEPHYROS ACQUISITION CORPORATION



                                   By:   /s/ William J. McMahon
                                         ----------------------------
                                         Name:  William J. McMahon
                                         Title: President

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997


                              LUND INTERNATIONAL HOLDINGS, INC.



                              By:   /s/ William J. McMahon
                                    ---------------------------------
                                    Name:  William J. McMahon
                                    Title: President